November 3, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	QCR Holdings, Inc.
Request for Acceleration of Effectiveness of Form S-4
SEC File No. 333-268042 (“Registration Statement”)

Dear Mr. Gessert:

On behalf of QCR Holdings, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 10:00 a.m. (Washington, D.C. time) on Monday, November 7, 2022, or as soon as practicable thereafter.

Feel free to telephone Abdul R. Mitha of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5171 with any questions or comments.

Very truly yours,

QCR Holdings, Inc.

/s/ Todd A. Gipple
Todd A. Gipple
President, Chief Operating Officer and Chief Financial Officer